

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2014

Via E-mail
Mr. Randy R. Wiese
Chief Financial Officer
CSG Systems International, Inc.
9555 Maroon Circle
Englewood, Colorado 80112

> **Re: CSG Systems International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **File No. 0-27512**

Dear Mr. Wiese:

We have reviewed your letter dated January 30, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 16, 2014.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page 44

1.   We note your response to prior comment 1 and the breakdown of revenues provided between software/service and maintenance. We continue to believe that while it is acceptable to present revenues related to both the software products and the related implementation services accounted for under contract accounting on a combined basis in a separate income statement line item, revenues from these arrangements should be reported separately from other service revenues (i.e. maintenance). Considering revenue under these arrangements is greater than 10% of total revenues, we believe this element should be broken out separately for income statement presentation purposes. Please revise your presentation accordingly.

You may contact Megan Akst, Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief